Via Facsimile and U.S. Mail
Mail Stop 6010

April 10, 2008

Mr. C. Edward Chaplin
Vice President and Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, New York 10504

Re: MBIA Inc.
        Form 10-K for Fiscal Year Ended December 31, 2007
        File No. 1-9583

Dear Mr. Chaplin:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Business, page 1

1. On page 31 you refer to your key reinsurers as Channel Re and RAM Reinsurance Company Ltd. but it appears that you have not included as exhibits to your Form 10-K any of the arrangements you have with these key reinsurers. Please includes these arrangements as exhibits to the Form 10-K or provide an analysis as to why you believe your arrangements with each of them are not material contracts.

Management's Discussion and Analysis

Loss and Loss Adjustment Expenses, page 45

2. You disclose on page 61 that you had direct exposure to subprime mortgages of $4.3 billion at December 31, 2007. Based on your disclosures in the table on page 67 you appear to have approximately $7.3 billion in subprime exposures in CDO structures. Please disclose your total exposure to subprime mortgages, including direct exposures and CDO exposures. Please disclose whether you expect material losses on subprime CDO transactions in a manner similar to your disclosure on your direct exposures to subprime mortgages. Please also disclose if there are any CDO mortgage exposures on your "Classified List" or "Caution Lists."

3. You disclose that your unallocated loss reserve was based on a loss factor of 12% of earned premiums for 2005, 2006 and 2007. However, due to stress in mortgage markets you recorded an additional $200 million loss and loss adjustment expense reserve for probable mortgage related losses in 2007. You also disclose that you would increase or decrease the 12% loss factor based on trends in the variables used to determine the loss factor. Considering your disclosure that the cumulative loss factor was approximately 22% at December 31, 2007 please disclose why you believe that the 12% factor you use is still appropriate and the factors considered in determining that the $436 million unallocated reserve was adequate to cover losses that may develop in your existing portfolio. In addition, include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the unallocated loss reserve.

4. Please disclose a breakdown of your outstanding mortgage-backed residential exposures by type along with the credit rating as of December 31, 2007. In addition, please disclose the amount of home equity lines of credit and closed end second mortgages by vintage and indicate those performing below your expectations similar to the supplemental information you furnished in Form 8-K filed January 9, 2008.

Derivative Instruments, page 48

5. You disclose that you have payment obligations upon the settlement of individual collateral losses as they occur upon erosion of deal deductibles and that you had collateral erosion of $242.5 million in 2007. Please disclose the notional amounts and the payment obligations under these arrangements at December 31, 2007.

6. You disclose that your insured credit default swaps valuation model simulates what a bond insurer would charge to guarantee the transactions on the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Please disclose whether and if so, to what extent the fee charged by a bond insurer is incorporated into your model and how it changes as the probability of credit quality deterioration increases or decreases.

7. Please include a thorough discussion in your disclosure of the strengths and weaknesses of your CDS modeling techniques.

Collateralized Debt Obligations and Related Instruments, page 66

8. You disclose under Collateralized Debt Obligations and Related Instruments that you had a $130.6 billion exposure to collateralized debt obligations at December 31, 2007. However, you disclose in Note 20 that you had CDO exposures of $146.3 billion, $96.3 billion in the United States and $50 billion outside the United States. Please revise your disclosure to explain this difference.

Multi-Sector CDOs, page 66

9. In the table presented on page 67, please disclose the net derivative asset (liability) for each CDO year insured. In addition, disclose the amount of subordination when you entered into the credit default swap contracts.

Structured CMBS Pools and CRE CDOs, page 71

10. For structured commercial mortgage backed securities pools and commercial real estate CDOs please disclose the type, par amount, vintage, credit rating, and level of subordination at origination and December 31, 2007 similar to that which you provided for Multi-sector CDOs on pages 66-70. In addition, please disclose the net derivative asset (liability) for each CDO year insured.

Investment Grade Corporate CDOs and Structured Corporate Credit Pools and High Yield Corporate CDOs, page 71

11. For investment grade CDOs and structured corporate credit pools and high yield corporate CDOs please disclose the type, par amount, vintage, credit rating, and level of subordination at origination and December 31, 2007 similar to that which you provided for Multi-sector CDOs on pages 66-70. In addition, please disclose the net derivative asse**t** (liability) for each CDO year insured.

Investment Management Services Operations, page 71

12. You had principal protection guarantee derivative instruments with a notional amount of $6.5 billion at December 31, 2007. Please revise your disclosures with respect to principal protection guarantees to address the following:

   - A description of the possible financial returns and exposure to loss that you are assuming on principal protection guarantees, and
   - The gains or losses recognized on principal protection guarantees over the last three years.

Market Risks, page 82

13. Please tell us why using a 100 basis point maximum change in your sensitivity analysis is appropriate in light of the significant widening in credit spreads over the last several quarters and the guidance in Item 305 of Regulation S-K that you should select hypothetical changes that reflect reasonably possible changes.

Consolidated Statements of Cash Flows, page 89

14. Please tell us what collateral due to swap counterparty of $110.6 million in 2007 represents and why it is classified as a financing activity. Please also tell us how you classified collateral that you posted and or received within operating, investing and financing activities under investment agreements, principal protection guarantee contracts, and any other legal agreements.

Note 4 – Goodwill, page 101

15. You had a goodwill asset of $79.4 million at December 31, 2007. It appears that you performed the goodwill impairment analysis at the insurance and investment management services reportable segment levels. Please revise your critical accounting estimate disclosure to include the following:

- Your reporting units and whether they are operating segments or components of your operating segments,
- The carrying amounts and the fair values of your reporting units at December 31, 2007,
- The goodwill amounts allocated to your reporting units at December 31, 2007, and
- The significant assumptions involved in estimating the fair value of your reporting units.

Note 11 - Investments, page 112

16. Please revise your management's discussion and analysis to disclose the following regarding the significant unrealized losses on your asset-backed investments as of December 31, 2007:

- The amount of unrealized loss and investment fair value by asset-backed investment category and for any material individual asset-backed securities,
- The key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary for each asset-backed investment category and for any material individual asset-backed securities, and
- The unrealized loss by credit rating and by asset-backed investment category.

Note 13 – Income Taxes, page 117

17. You disclose that no valuation allowance is necessary on the $1.2 billion in deferred tax assets balance at December 31, 2007 since the "deferred tax assets will more likely than not be fully recognized in future periods." We, however, note in your filing that:

- You intend to suspend writing new structured finance business for an estimated six month period to increase capital safety margins,
- You intend to cease issuing insurance policies for new credit derivative transactions except in transactions related to the reduction of existing derivative exposure,
- You have material mark-to-market losses for January 2008, and
- You intend to eliminate the current MBIA dividend to provide additional capital flexibility.

Please disclose within MD&A all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the $1.2 billion in deferred tax assets will be realized. Please refer to paragraphs 20-25 of SFAS 109 for guidance.

Note 14 – Business Segments, page 120

18. Please tell us your operating segments as defined in SFAS 131. If your public finance, structured finance and credit default swap derivative products are operating segments, please also tell us the reasons for aggregating them within the Insurance segment. Please discuss how you determined that the economic characteristics and the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar for these three product lines.

Note 21 – Reinsurance, page 131

19. Please disclose the net credit derivative assets (liabilities) related to credit default swap transactions with the reinsurers in a separate column within the table.

20. You had ceded $60.4 billion of risk exposures to Channel Re Reinsurance Ltd. at December 31, 2007. Channel Re's credit rating was recently downgraded by Moody's to Aa3 with a negative outlook and you indicate that you expect Channel Re would report negative stockholder's equity at December 31, 2007. Please disclose the factors you considered in concluding that the $13.1 million reinsurance receivable and $708 million derivative asset related to Channel Re are realizable given that you reduced your investment of $85.7 million in Channel Re to zero in September 2007.

Note 26 –Fair Value of Financial Instruments, page 142

21. You disclosed that the fair value of assets and liabilities at December 31, 2007 were primarily calculated using an independent pricing service. While you are not required to make reference to this independent pricing service, when you do you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

Item 15. Exhibits, Financial Statement Schedules, page 151

22. We refer to Exhibits 10.14 and 10.15. You have indicated that the most recent amendments to these exhibits are "filed herewith as exhibit 10.15" but no such amendments have been included as exhibits. Please amend your Form 10-K to include these amendments as exhibits or revise your exhibit list to provide the appropriate reference to the location of the exhibits.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Sonia Barros, Staff Attorney, at (202) 551-3655 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant